UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934

For the transition period from                    to

Commission File Number: 001-07925

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

KMA Retirement Plan (formerly known as Kyocera Mita America, Inc. Savings and Investment Plan)

c/o Kyocera Mita America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:   Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Kyocera Corporation

6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

KMA RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

(with supplementary information)

KMA RETIREMENT PLAN

*         Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

KMA RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Administrator and Trustees of

THE KMA RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of KMA Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of KMA Retirement Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2009 and schedule of reportable transactions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eisner LLP

Florham Park, New Jersey

June 29, 2010

KMA RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
ASSETS

Investments
At fair value:
Registered investment companies	$29,413,791	$20,316,599
Common stock	1,349,103	1,133,786
Stable value common trust fund (Note C)	11,257,706	9,485,387
Participant loans	1,386,062	1,299,300

Total investments	43,406,662	32,235,072

Net assets available for benefits at fair value	43,406,662	32,235,072

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(338,066)	88,918

Net assets available for benefits	$43,068,596	$32,323,990

See notes to financial statements

KMA RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments and net gain or loss on sale of investments	$8,036,579
Interest on loans to participants	84,540
Dividends	839,561

Total investment income	8,960,680

Contributions:
Employer, net of forfeitures	1,592,255
Participants	2,940,155
Rollover	39,950

4,572,360

Total additions	13,533,040

Deductions from net assets:
Benefits paid to participants (including Plan loan payoffs of $227,671)	$(2,780,149)
Transfer to Direct Sales 401K plan	(1,506)
Administrative expenses	(6,779)

Total deductions	(2,788,434)

Net increase	10,744,606

Net assets available for benefits:
Beginning of year	32,323,990

End of year	$43,068,596

See notes to financial statements

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN

The following description of the KMA Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

[1]              General information:

The Plan was established on December 1, 1982 and was formerly known as the Kyocera Mita America, Inc. Savings and Investment Plan.  The Plan’s name was changed as of January 1, 2009. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KMA.

[2]              Eligibility for participation:

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982.  All other employees of the Company become eligible on the first day of their employment.  Enrollment to the Plan will commence on the first day of the payroll period coinciding with or following the date of employment.  An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the US, employed as an intern or work study program or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]              Contributions:

Each participant may elect to contribute from 1 to 75 percent, of his or her compensation, as defined on a pretax basis and subject to certain limitations as provided in the Code.  Employee contributions exceeding certain defined limitations will be refunded. Participants may also rollover contribution amounts representing distributions from other qualified defined benefit or defined contribution plans.

On January 1, 2009, the Plan was amended (the “Amendment”) to increase the maximum matching contribution percentage. As amended, the Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of up to 5 percent (prior to the January 1, 2009 amendment, this limit was 3 percent) of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Profit Sharing”).  During the year ended December 31, 2009 the Matching Contribution was $1,592,255 (net of forfeitures of $37,958).

[4]              Vesting:

Participants are immediately vested in his or her contribution as well as the Company’s Discretionary Profit Sharing contribution, if any.  In connection with the Amendment, the Plan was also modified such that participants would prospectively be 100% vested in all Matching Contributions made by the Company, effective January 1, 2009.  The Company’s Matching Contribution made to the Plan on or before December 31, 2008 will vest, in accordance with the table set forth below:

Percentage
Year of Services	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

After 5 years of service, the participants will become fully vested in all contributions made to the plan on or before December 31, 2008.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[4]              Vesting:  (continued)

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, upon death or disability prior to termination of employment.

[5]              Forfeitures:

Forfeitures of employer Matching Contributions are used to reduce the employer’s Matching Contribution.  Forfeitures of Matching Contributions occur when the participants vested account balances are distributed or after five consecutive breaks in service, if earlier.  For the Plan year ended December 31, 2009, the forfeited employer’s contribution including earnings on such forfeitures amounted to $40,753.  During 2009, $37,958 of cumulative forfeitures was used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions is $22,603 and $19,808 at December 31, 2009 and 2008, respectively.

[6]              Payment for benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)       he or she has attained age 59½ or

(b)       he or she is in immediate and heavy financial needs, as defined.

The Committee has power to approve such withdrawals. The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

[7]              Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted.  There is a one-time loan-processing fee of $50, which is charged directly to the participant at the time of the loan.

Loan terms range up to five years or a reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans bear interest at the prime rate plus 1% per annum at inception.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

[8]              Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN (CONTINUED)

[9]              Plan expenses:

All general and administrative expenses of the Plan are paid by Kyocera Mita America, Inc.  Expenses incurred by participants, primarily related to loan processing fees, are charged directly to the respective participants’ account.  These fees totaled $6,779 for the year ended December 31, 2009.

[10]       Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, subject to the provisions of ERISA, at anytime.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

(c)       A lump sum or installment payment

(d)       Transfer to any other qualified trust.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]              Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

[2]              Investments valuation and income recognition:

The Plan’s investments are stated at fair value based upon quoted market prices except for the stable value fund. Mutual funds are valued at net asset value.  The Plan’s investments in common trust represent shares in a stable value fund which are valued at the net asset value of the fund at year end. The stable value fund invests substantially all of its assets in investment contracts that are fully benefit-responsive investment contracts which are valued at contract value (Note C). Participant loans are valued at their outstanding balances, which approximate fair value.

Investment transactions are accounted for on a trade date basis.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

The net change in investment value includes the Plan’s proportionate share of interest, dividends, results of realized gains and losses, as determined on a moving average-cost basis, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

[3]              Net change in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

appreciation/depreciation on investments held as of the end of the year.

[4]              Payment of benefits:

Benefits are recorded when paid.

[5]              Risks and uncertainties:

The Plan provides for various investment options in various combinations of investment securities, including underlying equity and fixed-income securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

[6]              Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of financial statements and the accompanying footnotes and the changes in net assets available for benefits during the reporting period and when applicable and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates. Such estimates include assumptions underlying the fair value of participant loans approximating cost.

[7]              New accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 105 “Generally Accepted Accounting Principles” which became effective for financial statements issued for periods ending after September 15, 2009.  ASC 105-10 establishes the Accounting Standards Codification as the source of authoritative generally accepted accounting principles in the United States of America (“GAAP”) recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (“ASU”). The Codification did not affect the accounting policies followed by the Plan or the existing GAAP.

In May 2009, the FASB amended ASC 855, “Subsequent Events” (“ASC855”), effective for reporting periods ending after June 15, 2009, to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  The Plan’s management evaluated subsequent events through June 29, 2010, the date on which the financial statements were issued and no additional disclosures were required.

In January 2010, the FASB issued new accounting guidance for Fair Value Measurements and Disclosures and Improving Disclosures about Fair Value Measurements.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 and describe the reasons for the transfers, disclosure on a gross basis of purchases, sales, issuances and settlements within Level 3, and disclosures by class of assets and liabilities.  The new disclosures and clarifications of existing disclosures are effective for financial statements issued interim or annual financial reporting periods ending after December 15, 2009 with an

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

exception for the reconciliation disclosures for Level 3, which are effective for fiscal years interim or annual financial reporting periods ending after December 15, 2010.  The adoption of the new accounting standards is not expected to have a material impact on the Plan’s financial statements or disclosures.

NOTE C - INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2009 and 2008:

Investments	2009	2008
T. Rowe Price Stable Value Common Trust Fund (at contract value)	$10,919,640	$9,574,305
T. Rowe Price Growth Stock Fund	4,844,239	3,360,217
T. Rowe Price Equity Index 500 Fund	2,494,118	2,165,699
Pimco Total Return Fund Administrative Class	2,375,290	2,157,299

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Registered investment companies	$7,807,978
Common stock - Kyocera Corporation	228,601

$8,036,579

A portion of the Plan’s investments are in the T. Rowe Price Stable Value Common Trust Fund (the “Fund”) created, managed, and maintained by T. Rowe Price.  Each investee in the Fund has an undivided interest in its underlying assets.  As of December 31, 2009 and 2008, the Plan’s interest relative to the underlying assets of the Fund was approximately 0.115% and 0.10324% respectively.

The Fund is invested in guaranteed investment contracts (“GIC”) issued by insurance companies and banks, synthetic investment contracts issued by banks, insurance companies and other issuers.  These instruments are intended to maintain a constant net asset value while permitting participant-initiated benefit responsive withdrawals for certain events.  The Plan applies ASC 962, “Plan Accounting — Defined Contribution Pension Plan”, which defines the circumstances in which an investment contract is considered fully benefit responsive and follows the reporting and disclosure requirements for fully benefit-responsive investment contracts in the Fund.  As required by the ASC 962, the investments in the accompanying Statement of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with an adjustment for contract value.  The Statement of Net Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The fair value of GIC is generally determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.  Market value events may limit the ability of the Fund to transact at contract value.

The existence of certain conditions can limit the Fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Examples of such events include, but are not limited to, partial or complete legal termination of the Fund or a unit holder, tax disqualification of the trust or a unit holder, and certain trust amendments if issuers’ consent is not obtained. As of December 31, 2009, the occurrence of an event outside the normal operation of the Fund which would cause a withdrawal from an investment contract is not considered to be probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the Fund of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.

The contract value represents invested principal plus accrued interest therein, less redemptions.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield earned by the entire fund was 4.23% and 4.57% for the years ended December 31, 2009 and 2008, respectively.

The average yield earned by the entire fund with an adjustment to reflect the actual interest credited to the participants for the years ended December 31, 2009 and 2008 was 4.26% and 4.23% respectively.

NOTE D — FAIR VALUE MEASUREMENTS

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.  ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value.  The standards describes three levels of inputs:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stock: Valued at the closing price reported on the New York Stock Exchange.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Registered investment companies: Valued at the net asset value of shares held by the plan at year end.

Participant loans: Valued at cost plus accrue interest, which approximates fair value.

Stable Value Common Trust Fund (“The Fund”): The Fund is primarily composed of synthetic investment contracts with multiple life insurance companies and fully benefit-responsive investment contracts and are classified as Level 2 investments.  Investments in The Fund are valued at the net assets value per unit computed on the balance sheet date or the redemption date.  The valuation method for fully benefit-responsive investment contracts is described in Note C.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Registered investment companies	$29,413,791	0	0	$29,413,791
Common stocks	1,349,103	0	0	1,349,103
Stable Value Common Trust Fund	0	11,257,706	0	11,257,706
Participant loans	0	0	1,386,062	1,386,062
Total assets at fair value	$30,762,894	$11,257,706	$1,386,062	$43,406,662

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Registered investment companies	$20,316,599	0	0	$20,316,599
Common stocks	1,133,786	0	0	1,133,786
Stable Value Common Trust Fund	0	$9,485,387	0	9,485,387
Participant loans	0	0	1,299,300	1,299,300
Total assets at fair value	$21,450,385	$9,485,387	$1,299,300	$32,235,072

Level 3 Changes

The change in fair value of participant loans is due solely to issuance of new loans, repayments and settlements.  The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2009.

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Level 3 Assets

Year Ended December 31, 2009

Participant loans
Balance, beginning of year	$1,299,300
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, and settlements (net)	86,762
Balance, end of year	$1,386,062

NOTE E - TAX STATUS

The Plan had received a determination letter from the Internal Revenue Service (“IRS”) dated February 27, 2002 stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation.

Effective January 1, 2009, the Plan adopted the prototype defined contribution plan of Accudraft Inc.  The plan adopted by KMA on January 1, 2009 has a favorable opinion letter from the IRS dated March 31, 2008.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, at fair value of $1,349,103 and $1,133,786 respectively.

NOTE G — RISKS AND UNCERTAINTIES

The plan provides for investment in various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE H - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits:

KMA RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

	December 31,
	2009	2008

Net assets available for benefits per financial statements	$43,068,596	$32,323,990

Adjustment from contract value to fair value for fully benefit responsive investment contracts	338,066	(88,918)

Net assets available for benefits per Form 5500	$43,406,662	$32,235,072

The following is a reconciliation of stable value common trust fund:

	December 31,
	2009	2008

Stable value common trust fund at contract value per financial statements	$10,919,640	$9,574,305

Adjustment from contract value to fair value for fully benefit responsive investment contracts	338,066	(88,918)

Stable value common trust fund at fair value per Form 5500	$11,257,706	$9,485,387

The following is a reconciliation of investment income:

Year Ended
December 31,
2009

Investment income per financial statements	$8,960,680

Adjustment from contract value to fair value for fully benefit responsive investment contracts	426,984

Investment income per Form 5500	$9,387,664

SUPPLEMENTARY INFORMATION

KAM RETIREMENT PLAN

December 31, 2009

Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issuer	Description of Investment	Current Value

T. Rowe Price	Stable Value Common Trust Fund, at fair value	$11,257,706
	Equity Income Fund	1,375,134
	Balanced Fund	1,469,531
	Equity Index 500 Fund	2,494,118
	Growth Stock Fund	4,844,239
	Mid-Cap Value Fund	1,444,182
	Small-Cap Value Fund	839,138
	Global Technology Fund	737,042
	Latin America Fund	1,720,155
	Global Stock Fund	1,051,057
	Emergig Europe & Mediterranean	566,095
	Retirement Income Fund	85,017
	Retirement 2005 Fund	61,619
	Retirement 2010 Fund	645,028
	Retirement 2015 Fund	1,018,797
	Retirement 2020 Fund	1,170,894
	Retirement 2025 Fund	1,205,863
	Retirement 2030 Fund	541,463
	Retirement 2035 Fund	360,331
	Retirement 2040 Fund	419,552
	Retirement 2045 Fund	282,846
	Retirement 2050 Fund	106
	Retirement 2055 Fund	81,698
		33,671,611

Fred Alger & Company, Inc.	Alger Small-Cap Growth Institutional Fund	102,680

Pacific Investment Management Company	PIMCO Total Return Fund Administrative Class	2,375,290

Columbia Wanger Asset Management LLP	Columbia Acorn Fund Z	1,028,327

Franklin Templeton Investments Corp	Templeton Growth Fund A	1,004,896

Artisan Partners Limited Partnership	Artisan Mid-Cap Fund	1,381,041

Third Avenue Management LLC	Third Avenue Real Estate Value Fund	315,796

Janus Capital Corporation	Janus Twenty Fund	791,856

Kyocera Corporation*	Common stock	1,349,103

Participant’s loan*	Interest rate — Prime plus 1% at inception	1,386,062

		$43,406,662

*Indicates Party-In-Interest to the Plan

KAM RETIREMENT PLAN

December 31, 2009

Form 5500 — Schedule H, Line 4j - Schedule of Reportable Transactions

Identity of Party	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net gain/ (loss)

TRP Stable Value Fund	Common Trust	3,951,829		3,951,829	3,951,829
TRP Stable Value Fund	Common Trust	(2,610,484)	(2,610,484)	(2,610,484)	(2,610,484)	—

Pimco Total Return	Mutual Fund	1,631,936		1,631,936	1,631,936
Pimco Total Return	Mutual Fund	(1,550,154)	(1,575,384)	(1,550,154)	(1,575,384)	25,230

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KMA Retirement Plan

Date: June 29, 2010	By:	/s/ Nicholas Maimone
		Name:	Nicholas Maimone
		Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of Eisner LLP	Filed herewith